

December 15, 2010

Mr. Patrick M. Lavelle
President and Chief Executive Officer
Audiovox Corporation
180 Marcus Blvd
Hauppauge, New York 11788

> **Re:** **Audiovox Corporation**
> **Form 10-K for fiscal year ended February 28, 2010**
> **Filed May 14, 2010**
> **File No. 001-09532**

Dear Mr. Lavelle:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1.   We will continue to evaluate your response to prior comment 1 after you file the amendment noted in that comment.

Item 11. Executive Compensation, page 29

2.   We note your responses to prior comments 2 and 3. Please clarify why the option award amounts you propose to disclose are the same amounts currently disclosed, given:

- that your proposed disclosure indicates the amounts represent the fair value of the options while your current disclosure indicates that such amounts are the compensation expense for financial statement reporting; and

- the vesting schedule of the options mentioned on page 18 of your definitive proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Louis Rambo at (202) 551-3289 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (fax):   Robert S. Levy, Esq.
Levy, Stopol & Camelo, LLP